Exhibit 99.1

KINGSWAY AND PENNSYLVANIA INSURANCE DEPARTMENT MOVE TO RESOLVE LINCOLN GENERAL ISSUES

TORONTO, April 11 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced that it has entered into a definitive agreement to purchase a minority stake in a newly formed holding company that, subject to regulatory approval, will own a majority of Walshire General Assurance Company, the sole shareholder of Lincoln General Insurance Company. The majority investor in the holding company, named LGIC Holdings, LLC, will be Tawa PLC.

Until October 19, 2009, the Company was the indirect owner of 100% of Walshire's common stock.  As previously disclosed, on October 19, 2009, the Company disposed of its interest in Walshire and Lincoln General by donating its Walshire shares to twenty charities. On November 20, 2009, the Pennsylvania Department of Insurance sued the Company and the charities and sought to unwind the disposition.  On April 1, 2010, the Department's claims against the Company, which had been filed in the Pennsylvania Commonwealth Court, were dismissed, but the Department appealed to the Pennsylvania Supreme Court.

A majority of the charities who received the Walshire shares have accepted an offer to sell their stakes to LGIC Holdings, LLC.  The transaction involves a change of control of Lincoln General, which must be approved by the Pennsylvania Department of Insurance.  In that connection, the Department and Kingsway have been discussing a settlement of their dispute, whereby, if the change of control application is approved and the transaction subsequently closes, the appeal filed by the Department will be withdrawn and the litigation involving the Department, Kingsway and the charities will be discontinued.  In anticipation of such a settlement, the parties have asked the Pennsylvania Supreme Court to postpone the oral argument of the Department's appeal. If the change of control application is denied, the investment will not close and the offer to the charities will be revoked according to its terms.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

About Tawa

Tawa plc was formed in 2001 with the purpose of acquiring or developing assets and business in the insurance industry. Tawa is interested in acquiring run-off portfolios of insurance and reinsurance companies, companies and businesses providing services to the insurance industry and in developing its own products to serve the insurance market as a whole.

Since its formation, Tawa has acquired CX Reinsurance Company Limited, KX Reinsurance Company Limited, PXRE Reinsurance Company, Island Capital Limited,  and the PRO group of companies and Oslo Re.  It also set up QX Re, a Bermudian regulated reinsurance company, to write reinsurance business.

In July 2007 Tawa plc was floated on the AIM market.  Further information can be found on the Company's website: www.tawaplc.com

%CIK: 0001072627

For further information:

Investor Relations 416-848-1171

CO: Kingsway Financial Services Inc.

CNW 08:43e 13-APR-11